INTERTECH CORPORATION
                              759 Cedar Field Court
                         Town & Country, Missouri 63017

                                  June 28, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re: Intertech Corporation - Registration Statement on Form SB-2 File Number: 333-43998
          Accession Number: 0000950147-00-001276
          Request for Withdrawal

To whom it may concern:

     Intertech Corporation (the "Registrant") hereby makes application to withdraw its Registration Statement on Form SB-2, File Number 333-43998 (the "Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act").

     The Registration Statement was originally filed on August 17, 2000. The Registration Statement has not been declared effective. The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's inability at this time to proceed with an offering of the securities being registered by the Registration Statement. No securities were sold in connection with the offering described in the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

     Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. If you have any questions regarding this matter, please contact our counsel, Michael Harris, P.A. at (561) 478-7077. Very truly yours,


                                        /s/ Hershey Moss
                                        Hershey Moss, President


cc: Michael D. Harris, Esquire